

May 20, 2014

<u>Via Email</u>
Troy A. Covey
Principal Executive Officer
Frozen Food Gift Group, Inc.
8844 Hillcrest Road
Kansas City, MO 64138

      Re: **Frozen Food Gift Group, Inc.**
               Form 8-K
               Filed March 28, 2014
               Response dated May 6, 2014
               File No. 000-54597

Dear Mr. Covey:

We have reviewed your response to our letter dated April 15, 2014 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. We note your response to comment 1 in our letter dated April 15, 2014 and your statements in support of the conclusion that your operations are more than nominal. In this regard, we note the list of business activities conducted to date, including the purchase agreement that you entered into with Miami Ice Machine Company, the royalty agreement you entered into with Global Specialty Products, Inc., and the various promissory notes that you have issued. Without further information, these actions to not allay our concern that your company might be a shell company, particularly in light of the limited nature of your assets and operations. In this regard, we note that it does not appear from your Form 10-K for the fiscal year ended December 31, 2013, filed on April 15, 2014, that you earned any revenue pursuant to the Global Specialty Products royalty agreement. We also note your statement on page 5 of such Form 10-K that, to date, you have "been funded by [your] Chairman and Chief Executive Officer, and persons related to or acquainted [to such persons]," which indicates that the financing activities described may have been transactions with related parties, and it is unclear which, if any, business

activities you have conducted with the proceeds of such financing. If there are additional factors that you believe disqualify your company from being a shell company, please provide us with your analysis of such factors. Alternatively, please amend the above-referenced Form 8-K to include the disclosure required by Item 2.01(f) of Form 8-K and the financial statements required by Item 9.01(a) and (b) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lisa Kohl, Staff Attorney, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara Ransom
Assistant Director

cc: Gary Blum, Esq.